Perpetual Industries Inc.

(a Development Stage Enterprise)

Contents

          Page

Report of Independent Registered Public Accounting Firm

2

Financial Statements:

Balance Sheets as of July 31, 2012 and 2011

3

Statements of Operations for the Years Ended July 31, 3012 and 2011,

      and for the Period January 25, 2005 (Inception) through July 31, 2012

4

Statements of Changes In Stockholders’ Equity (Deficit) for the Period January 25,

      2005 (Inception) through July 31, 2012

5

Statements of Cash Flows for the Years Ended July 31, 2012 and 2011

      and for the Period January 25, 2005 (Inception) through July 31, 2012

6

Notes to Financial Statements

7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:

Perpetual Industries Inc. (A Development Stage Enterprise)

Calgary, Alberta

We have audited the accompanying balance sheets of Perpetual Industries Inc. (A Development Stage Enterprise) as of July 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended July 31, 2012 and 2011 and the period from January 25, 2005 (Inception) to July 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Perpetual Industries Inc. (A Development Stage Enterprise) as of July 31, 2012 and 2011 and the results of its operations and its cash flows for the years ended July 31, 2012 and 2011 and the period from January 25, 2005 (Inception) to July 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is currently in the development stage with losses for all periods presented.  These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Warren Averett, LLC

Certified Public Accountants

Tampa, Florida

March 7, 2013

Perpetual Industries Inc.

(a Development Stage Enterprise)

Balance Sheets

As of July 31, 2012 and 2011

	July 31,
	2012	2011

Assets

Current Assets
Cash	$ 220,140	$ 289,334
Accounts Receivable	20,473	17,850

Total current assets	240,613	307,184

Equipment, Net of Accumulated Depreciation	9,729	8,422

Total assets	$ 250,342	$ 315,606

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable	$ 71,726	$ 222,525
Accrued expenses	731,656	584,638
Deferred revenue - current	70,322	17,850
Other current liabilities	60,814	48,803
Total current liabilities	934,518	873,816

Long-Term Liabilities
Deferred revenue – long term	36,000	-
Accrued wages	151,000	151,000
Derivative liability	587,531	954,607
Total long-term liabilities	774,531	1,105,607

Stockholders' Equity (Deficit)
Common stock, $.001 par value, 100,000,000 shares authorized, 29,251,500 and 27,162,500 shares issued and outstanding at July 31, 2012 and 2011, respectively.	29,252	27,163
Capital in excess of par value	2,548,555	2,129,786
Common stock payable	638,400	596,700
Deficit accumulated during development stage	(4,647,914)	(4,417,466)
Total stockholders' equity (deficit)	(1,458,707)	(1,663,817)

Total liabilities and stockholders' equity (deficit)	$ 250,342	$ 315,606

The accompanying notes are an integral part of the financial statements.

Perpetual Industries Inc.

(a Development Stage Enterprise)

Statements of Operations

Years Ended July 31, 2012 and 2011

Period January 25, 2005 (Inception) through July 31, 2012

	Year Ended July 31, 2012 2011		January 25, 2005 (Inception) through July 31, 2012

Revenues	$ 46,001	$ 13,042	$ 130,401

Operating Expenses
Related party expenses	(704,002)	(651,927)	(3,429,143)
Other operating expenses	(210,837)	(382,620)	(1,596,848)
Total operating expenses	(914,839)	(1,034,547)	(5,025,991)

Operating loss	(868,838)	(1,021,505)	(4,895,590)

Other Income (Expense):
Interest income	65,308	36,241	223,171
Interest expense	(32,383)	(24,516)	(130,838)
Derivative income (expense)	572,918	(103,589)	945,763
Provision for loan & interest losses	-	-	(809,245)
Other	5,547	(7,066)	8,175

Net loss	(257,448)	(1,120,435)	(4,674,914)

Basic and Diluted Loss Per share	$ (0.01)	$ (0.04)	$ (0.22)

Basic and Diluted Weighted Average Common Shares Outstanding	29,188,544	27,542,999	20,752,569

The accompanying notes are an integral part of the financial statements.

Perpetual Industries Inc.

(a Development Stage Enterprise)

Statements of Changes in Stockholders' Equity (Deficit)

Period January 25, 2005 (Inception) through July 31, 2012

	Common Stock Shares	Common Stock Amount	Capital In Excess Of Par Value	Common Stock Payable	Deficit Accumulated During Development Stage	Total

Shares issued for compensation to founders at $.001, January 2005	11,900,000	$ 11,900				$ 11,900
Shares issued for cash, at $.05, February through June 2005	3,200,000	3,200	$ 156,800			160,000
Net loss for the period					$ (246,943)	(246,943)
Balance, July 31, 2005	15,100,000	15,100	156,800	-	(246,943)	(75,043)
Shares issued for cash, at $.05, August 2005	200,000	200	9,800			10,000
Cash received for common stock payable, September 2005 through July 2006 ($.20 per unit)				$ 348,000		348,000
Net loss for the year					(359,709)	(359,709)
Balance, July 31, 2006	15,300,000	15,300	166,600	348,000	(606,652)	(76,752)
Cash received for common stock payable, August 2006 through February 2007 ($.20 per unit)				164,500		164,500
Shares issued in satisfaction of common stock payable, March 2007	2,562,500	2,562	509,938	(512,500)		-
Derivative liability March 2007 - warrants			(182,212)			(182,212)
Cash received for common stock payable, May through July 2007 ($.30 per unit)				184,500		184,500
Net loss for the year					(348,453)	(348,453)
Balance, July 31, 2007	17,862,500	17,862	494,326	184,500	(955,105)	(258,417)
Cash received for common stock payable, August through November 2007 ($.30 per unit)				206,400		206,400
Shares issued in satisfaction of common stock payable, November 2007	1,303,000	1,303	389,597	(390,900)		-
Derivative liability November 2007 - warrants			(133,909)			(133,909)
Cash received for common stock payable, January through July 2008 ($.30 per unit)				349,500		349,500
Shares issued in satisfaction of common stock payable, July 2008	1,165,000	1,165	348,335	(349,500)		-
Derivative liability July 2008 - warrants			(118,705)			(118,705)
Net loss for the year					(263.679)	(263,679)
Balance, July 31, 2008	20,330,500	20,330	979,644	-	(1.218.784)	(218,810)
Cash received for common stock payable, August through December 2008 ($.30 per unit)				744,750		744,750
Shares issued in satisfaction of common stock payable, December 2008	2,482,500	2,483	742,267	(744,750)		-
Derivative liability December 2008 - warrants			(313,906)			(313,906)
Cash received for common stock payable, January through July 2009 ($.30 per unit)				119,250		119,250
Net loss for the year					(784,376)	(784,376)
Balance, July 31, 2009	22,813,000	22,813	1,408,005	119,250	(2,003,160)	(453,092)
Cash received for common stock payable, September 2009 through November 2009 ($.30 per unit)				359,850		359,850
Shares issued in satisfaction of common stock payable, January 2010	1,597,000	1,597	477,503	(479,100)		-
Derivative liability January 2010 - warrants			(214,187)			(214,187)
Cash received for common stock payable, December 2009 through July 2010 ($.30 per unit)				785,250		785,250
Net loss for the year					(1,293,871)	(1,293,871)
Balance, July 31, 2010	24,410,000	24,410	1,671,321	785,250	(3,297,031)	(816,050)
Shares issued in satisfaction of common stock payable, August, 2010	2,617,500	2,618	782,632	(785,250)		-
Shares issued in satisfaction of common stock payable, September, 2010	135,000	135	40,365	(40,500)		-
Derivative liability August 2010 – warrants			(347,241)			(347,241)
Derivative liability September 2010 - warrants			(17,291)			(17,291)
Cash received for common stock payable, August 2010 through July 2011 ($.30 per unit)				637,200		637,200
Net loss for the year					(1,120,435)	(1,120,435)
Balance, July 31, 2011	27,162,500	27,163	2,129,786	596,700	(4,417,466)	(1,663,817)
Shares issued in satisfaction of common stock payable, August, 2011	2,089,000	2,089	624,611	(626,700)		-
Derivative liability August 2011 – warrants			(205,842)			(205,842)
Cash received for common stock payable, August 2011 through July 2012 ($.30 per unit)				668,400		668,400
Net loss for the year					(257,448)	(257,448)
Balance, July 31, 2012	29,251,500	29,252	2,548,555	638,400	(4,674,914)	(1,458,707)

The accompanying notes are an integral part of the financial statements.

Perpetual Industries Inc.

(a Development Stage Enterprise)

Statements of Cash Flows

Years Ended July 31, 2012 and 2011

Period January 25, 2005 (Inception) through July 31, 2012

	Year Ended July 31,		January 25, 2005 (Inception) through
	2012	2011	July 31, 2012
Cash flows from operating activities
Net Loss	$ (257,448)	$ (1,120,435)	$ (4,674,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,919	7,455	45,026
Interest income, added to loan receivable	-	-	(117,886)
Provision of allowance on loans receivable	-	-	809,245
Change in fair value of derivative liability	(572,918)	103,589	(945,763)
Stock compensation	-	-	11,900
Decrease (Increase) in:
Accounts receivable	(2,623)	(17,850)	(20,473)
Prepaid expenses and other	-	18,066	-
Increase (Decrease) in:
Accounts payable	(150,799)	214,417	71,726
Accrued expenses	147,018	121,571	731,656
Accrued wages	-	-	151,000
Deferred revenue – current	52,472	17,850	70,322
Deferred revenue – long term	36,000	-	36,000
Other liabilities	12,011	30,667	60,814
Net cash flows used in operating activities	(729,368)	(624,670)	(3,771,347)

Cash flows used in investing activities
Net borrowings under loan receivable	-	-	(691,359)
Purchase of equipment	(8,226)	-	(54,754)
Net cash flows used in investing activities	(8,226)	-	(746,113)

Cash flows provided by financing activities
Proceeds from issuance of common stock	-	-	170,000
Proceeds from increases to common stock payable	668,400	637,200	4,567,600
Net cash flows provided by financing activities	668,400	637,200	4,737,600

Net change in cash	(69,194)	12,530	220,140
Cash, beginning of period	289,334	276,804	-
Cash, end of period	$ 220,140	$ 289,334	$ 220,140

Supplemental Disclosures of Cash Flow Information:

The Company has not paid any income taxes or interest since its inception. See the accompanying notes.

Non-cash Investing and Financing Activities:

For the period from January 25, 2005 (inception) through July 31, 2012, the Company issued shares of common stock in satisfaction of stock payable as follows:

Year ended July 31, 2012

2,089,000 shares

$626,700

Year ended July 31, 2011

2,752,500 shares

$825,750

Period from January 25, 2005 (Inception) through July 31, 2012

13,951,500 shares

$3,929,200

For the period from January 25, 2005 (inception) through July 31, 2012, the Company incurred derivative liabilities and decreased equity in connection with the issuance of warrants, as follows:

Year ended July 31, 2012

$205,842

Year ended July 31, 2011

$364,532

Period from January 25, 2005 (Inception) through July 31, 2012

$1,533,293

The accompanying notes are an integral part of the financial statements.

Perpetual Industries Inc.

(a Development Stage Enterprise)

Notes to Financial Statements

Years Ended July 31, 2012 and 2011

Period January 25, 2005 (Inception) through July 31, 2012

Note 1- Background Information

Nature of Operations

Perpetual Industries Inc. (the “Company”) was incorporated under the laws of Nevada in January 2005. The Company coordinates research and development activities aimed at bringing new technology to market. At present, the Company's feature technology is the internationally patented XYO mechanical balancing system (“XYO”). On January 26, 2005, the Company acquired a license for the worldwide, exclusive right to manufacture or have manufactured, sell, and use the products incorporating XYO, and to sublicense these rights to third parties.

The Company is in the development stage, which is characterized by significant expenditures on obtaining the rights to XYO, on preliminary sublicensing and marketing efforts, and on coordinating the development of products that contain XYO. The accompanying financial statements do not reflect the Company's planned principal operations, in which the focus is intended to continue to shift more heavily onto the sublicensing, manufacturing, and marketing of XYO, and to diversification into other technologies.

The Company's corporate office is located in Calgary, Alberta.

Note 2 – Going Concern

As shown in the accompanying financial statements, the Company is currently in the development stage with losses for all periods presented. While the Company’s current principal business activities are to coordinate the research and development of products that feature the internationally patented XYO mechanical balancing system and to market these products, there can be no assurance that the Company will be able to successfully develop or operate a business using this concept.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to carry out its planned principal operations and maintain a certain level of profitability. The Company intends to finance its future activities and working capital needs primarily from the sale of equity securities and ongoing sub-licensing efforts.

Note 3a - Summary of Significant Accounting Policies

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Financial instruments that potentially subject the Company to concentrations of credit risk consist mainly of accounts receivable. Accounts receivable consist of receivables from revenue earned for entering into license agreements and prototype evaluation agreements with potential licensees. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer creditworthiness, and current economic trends. Based on management’s review of accounts receivable, an allowance for doubtful accounts is not considered necessary at July 31, 2012 and 2011. The Company determines receivables to be past due based on the payment terms of original invoices. Interest is not typically charged on past due receivables.

Loan Receivable

Loan receivable is stated at the unpaid principal balance, less an allowance for loan losses. Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote. The Company records an allowance for loan losses to allow for any amounts that may not be recoverable, which is based on the Company’s evaluation of the collectability of the loan including current economic conditions and adverse situations that may affect the borrower’s ability to repay.  An allowance for uncollectible interest is established by a charge to interest income. Based on management’s review of loan and interest receivable, an allowance for loan and interest losses was considered necessary at July 31, 2010 for $809,245. The carrying balance of the loan receivable net of allowance was zero at July 31, 2012 and 2011.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current liabilities, including accounts payable, accrued expenses and other current liabilities approximate carrying value, principally because of the short maturity of those items. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company’s derivative financial instruments consist of warrants, which are recorded in the accompanying balance sheets at fair value. Fair value is estimated using the Black-Scholes option valuation technique, utilizing Level II inputs. The observable inputs include the exercise price of the warrants, the treasury yield curve, the Company’s common stock price and the expected volatility, which is based on the average volatilities of five similar public entities.  Option-based techniques are highly volatile and sensitive to changes in the Company’s trading market price and the trading market price of various peer companies, which historically have high volatility. Gains or losses resulting from changes in the fair value of derivative financial instruments are included in derivative income (expense) in the accompanying statements of operations.

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax laws and rates is recognized as income in the period that included the enactment date.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740-10, “Uncertainty in Income Taxes” (“ASC Topic 740-10”). The Company has not recognized a liability as a result of the implementation of ASC Topic 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits at July 31, 2012 or 2011 and since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC Topic 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to the unrecognized tax benefit in interest expense and penalties in operating expenses. The Company is subject to examination by the Internal Revenue Service and state tax authorities for all tax years since Inception.

The Company has not filed any U.S. or Canadian income or other tax returns. Had the returns been filed there would be taxable losses and tax losses available to offset future taxable income. The Company has not determined the amount of the potential benefits for these tax losses, because at this time it is more likely than not that the benefits will not be realized. See further comments in Note 9.

Equipment

Equipment is recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, ranging generally from three to five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. Depreciation expense for the years ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012 amounted to approximately $6,900, $7,500 and $45,000, respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets or asset groups whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets were to exceed the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There have been no impairment losses in any of the periods presented.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expenses for the years ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012 were approximately $313,000, $174,000 and $794,000, respectively.

Foreign Currencies

The Company determined that its functional currency is the United States dollar since the U.S. dollar is the currency of the environment in which the Company primarily generates and expends cash. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Company. These transaction gains and losses are included in results of operations, and total approximately ($6,000), $7,000, and 8,000 for the years ended July 31, 2012 and 2011 and for the period January 25, 2005 (Inception) through July 31, 2012, respectively.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, there is a fixed or determinable sales price, and collectability is reasonably assured. Deferred revenue arises from amounts received from potential and actual licensees prior to services being provided and is being amortized to income as it is earned. Certain of these revenues are categorized as noncurrent due to the length of the contract.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the periods presented. Diluted loss per share is computed by dividing net loss by the weighted average common shares and potentially dilutive common share equivalents. The effects of potential common stock equivalents are not included in computations when their effect is anti-dilutive. Because of the net losses for all periods presented, the basic and diluted weighted average shares outstanding are the same since including the additional shares would have an anti-dilutive effect on the loss per share calculations. Common stock warrants to purchase 13,951,500, 11,862,500 and 13,951,500 shares of common stock were not included in the computation of diluted weighted average common shares outstanding for the periods ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012, respectively.

Stock

The Company issues shares of its common stock in tranches once the Board of Directors accepts the tranche of stock subscribers. As of July 31, 2012 and 2011, the Company had received cash for common stock payable in the amounts of $638,400 and $596,700 for stock subscriptions of 2,128,000 and 1,989,000 shares respectively, to be satisfied via stock issuance subsequent to the respective year-ends. See further comments in Note 11.

Note 3b - Impact of Recently Issued Accounting Standards

Other than as listed below, we do not believe that any accounting pronouncements recently issued by the FASB, the AICPA, and the SEC, but not yet effective, would if adopted have a material effect on our present or future financial statements.

ASU 2011-04 Fair Value Measurement

In May 2011, the FASB issued the FASB Accounting Standards Update No. 2011-04 “Fair Value Measurement” (“ASU 2011-04”). This amendment and guidance are the result of the work by the FASB and the IASB to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (IFRSs).

This update does not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, Fair Value Measurement, including the following revisions:

•

An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk, or other price risk) and credit risk are managed on the basis of the entity’s net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity’s net, rather than gross, exposure to those risks.

•

In the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability consistent with the unit of account.

•

Additional disclosures about fair value measurements.

The amendments in this Update are to be applied prospectively and are effective for a public entity during interim and annual periods beginning after December 15, 2011.

ASU 2011-05 Comprehensive Income

In June 2011, the FASB issued the FASB Accounting Standards Update No. 2011-05 “Comprehensive Income” (“ASU 2011-05”), which was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders’ equity. Instead, the new guidance now gives entities the option to present all non-owner changes in stockholders’ equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments in this Update should be applied retrospectively and are effective for a public entity for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Emerging Growth Company

We are an emerging growth company under the JOBS Act. We shall continue to be deemed an emerging growth company until the earliest of:

(a)

the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(b)

the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement;

(c)

the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in nonconvertible debt; or

(d)

the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting. As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes. These exemptions are also available to us as a Smaller Reporting Company.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Note 4 - Loan Receivable and Lease Obligation

During the period January 25, 2005 (Inception) through January 1, 2010, the Company advanced funds to a limited liability company that has been identified as a Variable Interest Entity (“VIE”). These funds supported the operations of this VIE, which are to research and develop products that feature XYO and to market these products. The Company holds a note for these advances and the uncollected interest due, which calls for 9% interest per annum and has a maturity date of August 31, 2012 and is currently in default. In addition to the advancement of funds, the Company continues to have two other forms of involvement with the above VIE. In the years ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012 the Company incurred marketing expenses totaling $296,309, $118,728, and $415,037 respectively for services performed by the VIE, and in this regard there was a year-end balance owing to the VIE of $31,630 and $105,418 respectively. The Company also leases its offices from the above VIE. The terms of the lease call for monthly rent of $3,000 through March 31, 2015. The Company’s involvement with this VIE is limited to the aforementioned transactions.

Management has determined that although the above transactions created a variable interest in this entity, the Company is not the VIE’s primary beneficiary and, as such, the Company is not required to consolidate the financial statements of the VIE. In determining that it is not the primary beneficiary, the Company considered the VIE’s equity and voting interests, the percentage of the Company’s variable interest compared to the total of all other variable interests as well as an analysis determining the bearer of any losses and the benefactor of any gains from the VIE.

The maximum exposure to loss from this variable interest is limited to the collection of the loan receivable. The Company’s variable interest in the VIE amounted to $809,245 as of July 31, 2010 prior to the establishment of a full allowance on that date. Factors considered in establishing the allowance included the current financial condition of the VIE coupled with the fact that the loan is not guaranteed and has no liquidation preference. The carrying amounts on the balance sheets as of July 31, 2012 and 2011 are zero, net of allowances.

Total rent expense for the years ended July 31, 2012 and 2011 totaled approximately $35,700 and $36,200, respectively, and $264,000 for the period January 25, 2005 (Inception) through July 31, 2012. The future rent obligations under this lease will require approximately $36,000 per year for the years ended July 31, 2013 through 2014 and $24,000 for the year ended July 31, 2015. Since February 2012, the Company’s rent obligations have been met by recording the amount of rent expense as interest income in lieu of cash, and this arrangement may continue. An additional payment of approximately $30,000 was received in the year ended July 31, 2012, which was also booked as interest income.

Note 5 - Derivative Instruments

The following table summarizes fair value measurements at July 31, 2012 and 2011 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivative liabilities, July 31, 2012	$ —	$587,531	$ —	$587,531
Derivative liabilities, July 31, 2011	$ —	$954,607	$ —	$954,607

Since Inception, the Company issued 13,951,500 warrants in connection with the issuance of 13,951,500 shares of common stock through various Private Placement Offerings. These warrants vest immediately upon grant date and have a two year exercise period. The warrants have fixed escalating exercise prices based on time elapsed from the date of grant, ranging from $0.30 to $0.50 per share for subscriptions before March 14, 2007, and from $0.40 to $0.60 per share for subscriptions after that date.

The warrants were issued with an adjustment provision whereby the exercise price would be adjusted in the event of any of the following: the Company issues or sells any shares of common stock for a price less than the exercise price, the Company's shares of common stock outstanding are subdivided into greater or consolidated into fewer shares, or in the case of any capital reorganization. Therefore, in accordance with the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8, the Company accounted for these warrants as derivative liabilities.

In accordance with the adjustment provision, the Company reduced the exercise price of warrants to the sale price of subsequent stock issuances, to an amount of $0.30.

All changes in the fair value of these warrants are recognized in Statements of Operations until they are exercised or expire or are otherwise extinguished.

The Company estimated the fair value of the warrants issued during the periods using the Black-Scholes option pricing model with the following assumptions:

      Year Ended July 31,

Period January 25, 2005

  (Inception) through

        2012

        2011

        July 31, 2012

Expected life (in years)

           2

           2

   2

Expected dividend yield

        0.00%

       0.00%

0.00%

Expected volatility (%)

        59.6

   79.1 to 82.2

        58.3 to 82.8

Risk free interest rate (%)

        0.25

   0.52 to 0.56

        0.25 to 0.93

The Company’s common stock has not been publicly traded; therefore historical volatility information is limited and considered not representative of the expected volatility. The Company identified similar public entities for which share and option price information was available, and considered the historical volatilities of those public entities’ share prices in calculating the estimate of the expected volatility appropriate to the Company (i.e. the calculated value).

The risk-free rate of return reflects the interest rate for a United States Treasury Note with similar time-to-maturity to that of the warrants.

The following summarizes information about warrants outstanding as of July 31, 2012:

Exercise Price

Number of Warrants

Remaining Life

   $0.30

   11,862,500

     0.58 Years

   $0.30

     2,089,000

     1.03 Years

The issuance of the above warrants resulted in a derivative liability that required re-measurement each reporting period. The following is a reconciliation of the derivative liability for the period January 25, 2005 (Inception) through July 31, 2012:

Fair value of instruments issued, March 2007	$ 182,212
Fair value of instruments issued, November 2007	133,909
Fair value of instruments issued, July 2007	118,705
Decrease in value, July 31, 2007 through July 31, 2008	(164,363)
Fair value of instruments issued, December 2008	313,906
Increase in value, year ended July 31, 2009	111,458
Fair value of instruments issued, January 2010	214,187
Decrease in value, year ended July 31, 2010	(423,528)
Fair value of instruments issued, August 2010	347,241
Fair value of instruments issued, September 2010	17,291
Increase in value, year ended July 31, 2011	103,589
Fair value of instruments issued, August 2011	205,842
Decrease in value, year ended July 31, 2012	(572,918)
$ 587,531

As disclosed earlier in this Note, the exercise prices of the warrants escalate over a period of two years. The following is a reconciliation of the number and weighted-average exercise prices for the warrants:

	Warrants
	Number of Shares	Weighted Average Exercise Prices ($)
Outstanding, July 31, 2006	-	-
Granted	2,562,500	0.20
Exercised	-	-
Expired	-	-
Outstanding, July 31, 2007	2,562,500	0.20
Granted	2,468,000	0.30
Exercised	-	-
Expired	-	-
Outstanding, July 31, 2008	5,030,500	0.25
Granted	2,482,500	0.30
Exercised	-	-
Expired	-	-
Outstanding, July 31, 2009	7,513,000	0.30
Granted	1,597,000	0.30
Exercised	-	-
Expired	-	-
Outstanding, July 31, 2010	9,110,000	0.30
Granted	2,752,500	0.30
Exercised	-	-
Expired	-	-
Outstanding, July 31, 2011	11,862,500	0.30
Granted	2,089,000	0.30
Exercised	-	-
Expired	-	0.30
Outstanding, July 31, 2012	13,951,500	0.30

During the years ended July 31, 2011, 2010 and 2009, the Company extended the lives of 11,862,500, 2,468,000 and 2,562,500 warrants, respectively.

Note 6 – Equipment

Equipment consists of the following:
	2012	2011
Computer hardware	$27,731	$19,505
Computer software	17,288	17,288
Equipment	9,736	9,736
	54,755	46,529
Less: Accumulated depreciation	45,026	38,107
	$9,729	$8,422

Note 7 – Accrued Expenses

Accrued expenses as of July 31, 2012 and 2011 consisted of the following:

	2012	2011
Accrued license fees	$ 176,864	$ 137,229
Accrued royalties	325,000	250,000
Accrued interest	104,792	72,409
Accrued legal fees	125,000	125,000
	$ 731,656	$ 584,638

Note 8 - Related Party Transactions and Commitments

Wages and Other Expenses

The Company’s president deferred portions of the first three years of compensation due him. The balances due him as of July 31, 2012 and 2011 for amounts deferred totaled $151,000, at both year-ends. These back wages are unsecured, non-interest bearing and due upon demand. Repayment is not expected until after July 31, 2013, therefore, the Company has recorded these amounts as long-term in the accompanying balance sheets.

During the period January 25, 2005 (Inception) through July 31, 2012, the Company paid certain entities owned by members of management for management services rendered. The amounts for the years ended July 31, 2012 and 2011 and for the period January 25, 2005 (Inception) through July 31, 2012 were approximately $220,000, $277,000 and $1,245,000, respectively. As of July 31, 2012 and 2011, the Company owed these entities approximately $22,800 and $26,000, respectively, which is included in accrued expenses in the accompanying balance sheet.

During the periods presented, the Company was provided multi-media marketing, advertising and website maintenance services from a related entity. The owner of the entity is a small shareholder of the Company, and a relative of the Company’s president. There was no amount due to this entity at July 31, 2012 and 2011. Total services provided from this entity to the Company during the years ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012 relating to services provided by this related party were approximately $16,000, $41,000, and $433,000, respectively.

Expenses pertaining to the Variable Interest Entity (“VIE”) mentioned in Note 4 are included in Statements of Operations as related party expenses.

Royalties and License Fees Pertaining to Exclusive Rights

In January 2005, the Company entered into a licensing agreement with a related party whose primary business is the ownership and maintenance of patents concerning the XYO technology, for the exclusive rights in XYO for automatic balancing systems suitable in the balancing and stabilization of rotating systems. These rights enable the Company to manufacture, or have manufactured, sell, and use, the products incorporating this technology, and to sub-license to third parties the right to manufacture or have manufactured, sell and use, the products incorporating this technology. The agreement calls for annual royalties and license fees. Royalties are calculated annually at a rate of 2.5% on any revenue derived from the use of the technology, subject to a varying minimum annual royalty fee of up to $125,000, for a period that is equal to the life of the underlying patents, i.e., until September 1, 2019. The license fees are due annually in escalating amounts as stated in the agreement through January 2015.

The agreement also requires 6% annual interest on any unpaid license fees, and 6% annual interest on any unpaid royalty fees outstanding after January 2010.

In connection with the above agreement, the Company incurred royalties amounting to $75,000, $100,000, and $325,000 for the years ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012, respectively. Included in accrued expenses as of July 31, 2012 and 2011 are $325,000 and $250,000 relating to unpaid royalty fees.

The Company also incurred license fees related to the above agreement amounting to approximately $55,000, $70,000 and $455,000 for the years ended July 31, 2012 and 2011 and the period January 25, 2005 (Inception) through July 31, 2012, respectively. Included in accrued payables as of July 31, 2012 and 2011 are $176,864 and $137,229 relating to unpaid license fees.

Included in accrued expenses as of July 31, 2012 and 2011 are $104,792, and $72,409 of interest accrued on the above amounts outstanding computed in accordance with the agreement.

The following minimum payments are required under the aforementioned royalty and licensing agreement:

Year ended July 31,	Amount
2013	$ 140,000
2014	$ 150,000
2015	$ 160,000
2016	$ 120,000
Annually thereafter until projected 2019 expiry	$ 75,000

Sales Agreements

In the year ended July 31, 2012, the Company entered into sales agreements with a related party whose owner is a shareholder of the Company. A prototype evaluation agreement for approximately $25,000 was entered into, and the Company received payment in full. This revenue was deferred and is to be recognized over a six month period. The Company also entered into an exclusive North American license agreement with this party, involving a $30,000 fee for pre-purchase of XYO balancers and a $45,000 upfront license fee for the exclusive right to manufacture or have manufactured, sell, use, and sublicense a type of marine propeller, or balancer thereof, incorporating XYO. The license agreement also calls for royalties to be paid to the Company, calculated quarterly as 50% of any revenue derived by the related party from the manufacture, sale, use, or sublicensing of products incorporating XYO. As of July 31, 2012 approximately $20,000 was outstanding from the related party, and it was received shortly thereafter. The revenue in relation to the pre-purchase is deferred and is to be recognized upon delivery. The revenue in relation to the license fee is deferred and is to be recognized quarterly over a five year period.

General

The amounts and terms of related party transactions are not necessarily indicative of the amounts and terms which would have been incurred had the transactions been incurred with unrelated parties.

Note 9 - Income Taxes

The Company has not filed U.S. or Canadian income tax returns since its inception, as it has incurred continual losses since that time. The principles used for determining income and deductions to be recognized for income tax purposes will differ from those used in the determination of income and expenses for financial reporting purposes. As of July 31, 2012 and 2011, there are no differences between the tax basis and financial reporting basis of the Company's assets and liabilities which would give rise to deferred tax liabilities upon filing returns. However, as of July 31, 2012 and 2011, differences between the tax basis and financial reporting basis give rise to the following deferred tax assets:

	2012	2011
Allowance for interest and loan losses	$ 275,143	$ 275,143
Accrued liabilities	188,795	152,269
Wages deferred by office	51,340	51,340
Fixed assets	15,309	12,956
XYO license liability	60,134	46,658
Startup costs	1,278,473	1,063,272
Subtotal	1,869,194	1,601,638
Valuation allowance	(1,869,194)	(1,601,638)
Total	-	-

The Company has not recognized any tax benefits for the years presented as it is more likely than not that the benefits will not be realized.

Because the Company has not begun active business, expenses have been capitalized as start-up cost and will be amortized for tax purposes beginning in the year the Company begins active business.

Note 10 - Contingencies

During 2011, the Company entered into a Master License Agreement with a public company (“sublicensee”) in exchange for a $2.5 million receivable, including one third ownership in the sublicensee. Due to the financial condition of the sublicensee and the fact that collectability of the cash portion of the receivable is not reasonably assured, the stock in the sublicensee was valued at zero and no revenue was recorded in connection with this transaction as of July 31, 2012, and no cash payments have been received from the sublicensee.

During the year ended July 31, 2012, the sublicensee notified the Company that it disputed certain invoices for work performed by the Company during the year. The sublicensee indicated their opinion that the Company was in breach of contract for not obtaining sufficient pre-approval for the invoices, and the sublicensee stated that they may terminate the license if the invoices were not withdrawn. The Company is of the opinion that the sublicensee has no basis for a suit against the Company. Due to the inherent uncertainties in matters of this type, the Company cannot give a probability of an unfavorable outcome or a range of loss, and no accrual has been made to reflect any such risk.

Note 11 - Subsequent Events

Subsequent to year-end, the Company issued 2,828,000 shares of stock and an equal number of warrants in satisfaction of common stock payable in the amount of $848,400. In addition, the Company issued 160,500 shares as compensation to its securities attorney.

As of March 1, 2013, warrants for 11,882,500 shares expired or had been cancelled, leaving warrants for 4,897,000 shares currently outstanding.